Mail Stop 3561
      September 13, 2006

Via Fax and U.S. Mail

David M. Duzyk
Principal Executive Officer
Bond Securitization, L.L.C.
270 Park Avenue
New York, NY 10017

Re:	Bond Securitization, L.L.C.
	Registration Statement on Form S-3
	Filed August 18, 2006
	File No. 333-136741

Dear Mr. Duzyk,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note from the cover of your base prospectus that each class of securities may receive payments from an insurance policy, cash account "or other form of credit enhancement" to cover losses on the trust assets. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above or clarify that the other forms of credit enhancement are limited to those described in the base prospectus.
5. Please ensure that the filed version of your amended registration statement includes page numbers.

Prospectus Supplements

Front Cover Page
6. Please revise to ensure that all forms of credit enhancement contemplated in the prospectus supplement are listed on the cover page. For example, while it appears that you may use shifting of interest and excess interest as forms of credit enhancement in supplements 1 and 2, respectively, the cover pages do not reflect this information. Revise accordingly. See Item 1102(h) of Regulation AB.




Evidence as to Compliance
7. It appears that this section should be updated. For example, we note your reference to USAP instead of Regulation AB. Please revise accordingly.

Mortgage Loan Statistics-Annex A
8. While we note the delinquency table included in the body of your second prospectus supplement, you also include in the annex a "Delinquency Status" table that appears to provide information regarding assets that are delinquent for only 59 days or less. Please tell us why the format of this table differs from the table in the body of your prospectus or revise as appropriate. Delinquency information should be provided in 30-day increments through charge-off, consistent with the requirements of Item 1100(b) of Regulation
AB.

Base Prospectus

Purchase Obligations
9. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.
10. We note that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Credit Enhancement
11. We note from your discussion of cross-collateralization that coverage provided by one or more forms of credit enhancement may apply concurrently to two or more related trust funds. Please remove this language or tell us why this arrangement is consistent with the definition of an asset-backed security.

Undertakings
12. Please revise this section to include all of the new
undertakings
required by Item 512 of Regulation S-K.
*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      If you have any questions regarding these comments, you may contact me at (202) 551-3454.

      Sincerely,



      Sara D. Kalin
      Branch Chief-Legal

cc:     Via Facsimile: (917) 777-4299
         Mr. Michael Braun, Esq.
         McKee Nelson LLP
David Duzyk
Bond Securitization, L.L.C.
September 13, 2006
Page 1